June 10, 2015
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Benjamin Phippen, Staff Accountant
Division of Corporate Finance

Re: Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 000-26489

Dear Mr. Phippen:
We refer to your letter dated May 29, 2015 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2014 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2014
Government Regulations, United States, page 9
1. In future filings, please revise your disclosures regarding CFPB’s regulations as well as the contemplated UK and Irish regulatory changes to clarify how the changes, including any changes agreed to by the Company, will impact its policies, procedures and practices. If any regulatory change will materially impact the Company in future periods, revise the MD&A to discuss in an “overview” section. In this regard, we note the disclosure in Note 14 to the financial statements that you may pay a penalty to the CFPB in excess of $35 million and “could agree to additional terms that may materially impact its future operations, collections or financial results”.
Response:
We acknowledge the Staff’s comment and note that when the CFPB issues its revised regulations and/or the contemplated UK and Irish regulatory changes are finalized, we will revise our disclosures regarding the same in future filings to clarify how the changes, including any changes agreed to by us, will impact our policies, procedures and practices, to the extent applicable and material.

In addition, if any regulatory change will materially impact the Company in future periods, we will revise the MD&A in future filings to discuss such change and the material impact in an “overview” section.

Note 3: Business Combinations, Page F-13

2. We note disclosure on page F-15 that you have not included the Marlin acquisition in your pro forma financial information because such information is “impracticable and too onerous due to complexities of a hypothetical calculation because Marlin’s revenue recognition methodology prior to the Marlin acquisition was significantly different from GAAP.” Please explain in further detail Marlin’s pre-acquisition revenue recognition methodology and accounting framework used (i.e. IFRS, etc.) along with an explanation of how and why you determined inclusion of this information in your pro forma financial statements was impracticable. Please reference any authoritative literature relied upon in making your determination.
Response:
Marlin is a purchaser of defaulted unsecured consumer debt portfolios in the United Kingdom. All of its revenues are generated from acquired loan portfolios.
Prior to the Marlin acquisition, the investment in receivable portfolios at Marlin were accounted for in accordance with applicable United Kingdom accounting standards (“UK GAAP”) which allows for various acceptable accounting alternatives. Under UK GAAP Marlin’s receivable portfolios were recorded at purchase price and amortized over the expected collection period. The amortization method used was a pro rata approach based on a percentage of the carrying value (purchase price at acquisition) against the expected remaining collections (“ERC”) at the purchase date, which was typically 10 years. This amortization was included in cost of sales and represented that rate against the collections over the course of the initial ERC fixed period. Total collections on the loan portfolios were recognized as revenue.
Under US GAAP in accordance with ASC 310-30, we account for our investment in receivable portfolios utilizing the interest method in accordance with the authoritative guidance for loans and debt securities acquired with deteriorated credit quality. Revenues recognized from purchased receivable portfolios consist of accretion revenue and zero basis revenue. Accretion revenue represents revenue derived from pools (quarterly groupings of purchased receivable portfolios) with a cost basis that has not been fully amortized. Revenue from pools with a remaining unamortized cost basis is accrued based on each pool’s effective interest rate applied to each pool’s remaining unamortized cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and portfolio allowances. The effective interest rate is the internal rate of return derived from the timing and amounts of actual cash received and anticipated future cash flow projections for each pool. All collections realized after the net book value of a portfolio has been fully recovered, are recorded as zero basis revenue.

In order to convert UK GAAP to US GAAP, we would need to analyze Marlin’s purchases over the 10 years prior to our acquisition, analyze all purchases within the same fiscal quarter and combine those purchases with similar risk characteristics into quarterly pool groups or evaluate each purchase on a standalone basis, and come-up with an effective interest rate based on the original static pool. The effective interest set for each quarterly pool group or individual purchase would need to be analyzed at each subsequent period to determine increases in effective interest rates or evaluated for impairments since it would impact revenue recognized in the pro formas. Even if we assumed no changes from the original effective interest rate, we would have to track revenue and collections for each individual quarterly pool group or portfolio in order to determine the appropriate revenue for the pro forma period. However, we note this was not an option as Marlin did not reforecast cash flows on a quarterly basis as required under US GAAP. As such, we believe this exercise would be impracticable in accordance with ASC 805-10-50-2(h) since it would be an onerous undertaking and a subjective hypothetical calculation that would not provide meaningful information to the users of the financial statements.

Since all of Marlin’s revenues are generated from loans with deteriorated credit quality, it would be very difficult, if not impossible, to determine the historical US GAAP revenues for the acquired Marlin portfolios. Accordingly, we have concluded that it would be impracticable and too onerous to derive the pro forma information for the Marlin acquisition.
Note 6: Investment in Receivable Portfolio, Net, Page F-19
3. We note your disclosure that on a quarterly basis discrete receivable portfolio purchases are aggregated into pools based on common risk characteristics. We also note the following related to your receivable portfolio:

•	Your entire receivable portfolio was acquired with deteriorated credit quality;

•
You have had significant acquisitions in recent years (i.e. Atlantic Credit & Finance, Inc., Marlin Financial Group Limited, Grove Holdings, Cabot Credit Management Limited) and operate in differing geographic locations; and

•	Recent receivables purchases consist of credit card, consumer bankruptcy receivables, telecom, and mortgages as disclosed on page 35.

Please tell us and revise your future filings to disclose how you determined the different pools, including the common risk characteristics used, for purposes of applying the recognition, measurement and disclosure provisions of ASC 310-30. In your response, please specifically address how you considered the criteria in ASC 310-30-15-6.

Response:

In accordance with the provisions under ASC 310-30-15-6, discrete receivable portfolios purchased during the same fiscal quarter are aggregated into pools based on common risk characteristics. To be eligible for aggregation, each loan first should be determined individually to meet the scope criteria of paragraph 310-30-15-2. After determining that certain acquired loans are within the scope, an investor may evaluate whether such loans have common risk characteristics, thus permitting the aggregation of such loans into one or more pools. The aggregation is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics.
All of our purchased receivable portfolios are acquired with deteriorated credit quality and fall into the scope of paragraph 310-30-15-2. When we assess whether these loans acquired during the same fiscal quarter have common risk characteristics for aggregation, we evaluate risk ratings (e.g. FICO or similar scores), financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.
Based on our evaluation of our acquired portfolios, we have typically concluded that the following be grouped into segregated quarterly pool groups:

•	credit card and telecom portfolios,

•	purchased consumer bankruptcy portfolios, and

•	mortgage portfolios
Additionally, due to different economic environments and consumer behaviors, we further segregate geographic locations into separate pool groups within the pool group types noted above:

•	United States,

•	United Kingdom,

•	Other European countries,

•	Colombia,

•	Peru, and

•	Mexico
If there are significant business combinations during the quarter, the purchased receivable portfolios from the acquired entity are formed into one or more pool groups based on the above criteria.
We will revise our disclosure in future filings as follows (with additions to our current disclosure shown in underlined text):

Note 6: Investment in Receivable Portfolios, Net
In accordance with the authoritative guidance for loans and debt securities acquired with deteriorated credit quality, discrete receivable portfolio purchases during the same fiscal quarter are aggregated into pools based on common risk characteristics. Common risk characteristics include risk ratings (e.g. FICO or similar scores), financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. The Company’s static pools are typically grouped into credit card and telecom, purchased consumer bankruptcy, and mortgage portfolios. We further group these static pools by geographic region or location. Once a static pool is established, the portfolios are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition. The purchase cost of the portfolios includes certain fees paid to third parties incurred in connection with the direct acquisition of the receivable portfolios.
Note 14: Commitments and Contingencies, Page F-37
4. We note your disclosure that as of December 31, 2014 you have no material reserves for legal matters, including the CFPB’s current examination into your collection practices. While we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please tell us how you develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible (including the reasonably possible range of losses) and the determination as to whether or not you have a probable liability. Please refer to FASB ASC 450-20-50-3/4 in addition to ASC 450-20-25 and revise future filings as necessary.
Response:

Our in-house legal counsel tracks and actively manages litigation, regulatory and compliance matters affecting the Company. Representatives of the Legal Department (and external legal counsel, as appropriate) meet on a quarterly basis with representatives of the Accounting and Finance Departments to evaluate developments in our material loss contingencies to determine on a case-by-case basis, in accordance with FASB ASC 450-20-50-3/4 and ASC 450-20-25, (a) whether an accrual should be made with respect to any loss contingencies in light of prevailing circumstances and any recent developments; (b) whether a particular contingency should be disclosed in our upcoming periodic report; and (c) whether we are able to estimate the possible loss or range of loss for any disclosed contingency for which an accrual has not been made.

In determining whether it is probable, reasonably possible or remote that a liability will be incurred, we consider, among other things: (a) the nature of the litigation, claim, or assessment; (b) the progress of the case; (c) the opinions or views of legal counsel and other advisers; (d) our experience in similar cases; (e) the experience of other entities; (f) any decision by management as to how we intend to respond to the lawsuit, claim, or assessment and (g) with respect to unasserted claims and assessments, we determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.
With respect to matters for which a loss is deemed probable or reasonably possible, we determine an estimate of possible loss or range of loss by reviewing and evaluating relevant factual and legal developments on a case-by-case basis considering factors such as: (a) the nature of the claim and proceeding; (b) the progress and procedural status of the claim (including any rulings on the merits or determinations of liability); (c) whether the claim is an individual claim or an alleged class action; (d) the extent of discovery; (e) whether the damages sought have been specified; (f) relevant precedent; (g) our prior experience with respect to similar claims and theories of liability asserted; (h) information obtained during settlement discussions; (i) the likelihood of settlement and (j) our defenses and counterclaims. We may be unable to reasonably estimate the loss or range of loss if information on any of these factors is uncertain or unavailable. Significant management judgment is required to determine both the probability and estimated amount of a possible loss or range of loss. In future filings, when we determine we have a probable liability and can estimate the loss in accordance with the applicable guidance and our procedures, we will take reserves and revise our disclosure as applicable.
***
The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Jonathan Clark
Jonathan Clark
Executive Vice President
Chief Financial Officer